January 12, 2015

Via Edgar and overnight mail

Karl Hiller

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Black Ridge Oil & Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed on March 27, 2014 File No. 0-53952

Dear Mr. Hiller:

We are in receipt of your letter dated December 30, 2014 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 27, 2014, of Black Ridge Oil & Gas, Inc. (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company’s response.

Properties, page 24

Productive Oil Wells, page 26

1.	Please expand your disclosure to include the number of net productive and dry development wells drilled during the periods ending December 31, 2013 and December 31, 2012 to comply with Item 1205(a)(2) of Regulation S-K.

Company’s Response:

The Company purchased or participated in the completion of 87 gross (2.57 net) wells in the period ending December 31, 2013 and participated in the completion of 42 gross (1.62 net) wells in the period ended December 31, 2012. On page 33, the Company disclosed the additions for 2013. The Company had no dry wells drilled in either 2012 or 2013. Subject to Staff comments, in future filings the Company will expand our disclosure to include net productive wells added and dry holes drilled even if the disclosure is none.

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Division of Corporation Finance

Reserves, page 27

2.	We note that you report a significant increase in the total net quantities of your proved undeveloped reserves during the period ending December 31, 2013. Please expand your disclosure to reconcile the overall change since the end of the prior year to identify and quantity the extent of the change attributable to material causes, such as revisions of previous estimates, improved recovery, extensions and discoveries, purchases and sales, and quantities converted to developed during the period. Please include details within an accompanying narrative to further clarify the reasons for the changes for each material cause to comply with Item 1203(b) of Regulation S-K.

Company’s Response:

The Company recognized significant additions in net quantities in its proved reserves related to extensions, discoveries, acquisitions and other additions in 2013. This was driven by the addition of 87 gross (2.57 net) producing wells through acquisition and development, and proved undeveloped reserves associated with these drilling sites. The Company’s increase in proved undeveloped reserves grew proportionally with the total proved reserves as shown in the table on page F-31. In response to the Staff’s comment, the following disclosure and table is provided to clarify the change in proved reserves that occurred during the year ending December 31, 2013:

Based on the results of our December 31, 2013 reserve analysis, our proved reserves increased approximately 90% from, 2,383,581 BOE at December 31, 2012 to 4,537,591 BOE at December 31, 2013, primarily due to acquisitions, extensions, discoveries, and other additions related to drilling activity in and adjacent to our Bakken/Three Forks acreage. We incurred approximately $14.7 million of capital expenditures for drilling activities and $24.8 million for acreage and other expenditures during the year ended December 31, 2013, all of which directly contributed to the increase in our proved developed reserves. No other expenditures materially contributed to the development of proved developed reserves in 2013. As of December 31, 2013, we had 3,501,520 BOE of proved undeveloped reserves, which is an increase of 1,627,227 BOE, or 87%, compared with 1,874,293 BOE of proved undeveloped reserves at December 31, 2012. The increase in proved undeveloped reserves is primarily due to acquisitions, extensions, discoveries, and other additions related to drilling activity in and adjacent to our Bakken/Three Forks acreage. During 2013, our progress toward converting proved undeveloped reserves to proved developed reserves included the drilling and completion of 17 gross (0.74 net) undeveloped wells at a total estimated net capital cost of $6.8 million.

During 2013, we had a negative revision of 235,212 BOE, or 13%, of our December 31, 2012 estimated proved undeveloped reserves balance. The primary cause for these revisions was negative well performances. Within portions of our areas of operation, actual well results underperformed relative to the forecasts in our December 31, 2012 reserve report. The proved undeveloped forecasts in these areas have been adjusted to reflect these well performances in our December 31, 2013 reserve report. The following table details the changes in the quantity of proved undeveloped reserves during the year ended December 31, 2013:

Proved
Undeveloped
Reserves
(BOE)
January 1, 2013	1,874,293
Revisions of previous quantity estimates	(235,212)
Extensions, discoveries and other additions	1,276,860
Purchase of reserves in place	1,292,004
Sales of reserves in place	(510,785)
PUD's converted to PDP's in 2013	(195,640)
December 31, 2013	3,501,520

A substantial portion of the information contained in the disclosure above is contained within the Form 10-K (please see tables on pages F-30 and F-31). Subject to Staff comments, the Company will include a disclosure that is substantively consistent with the above disclosure in future filings.

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Division of Corporation Finance

3.	Please comply with Item 1203(c) of Regulation S-K, which requires disclosure about "investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures."

Company’s Response:

We acknowledge the Staff’s comments and the requirements of Item 1203(c) of Regulation S-K. During the year ending December 31, 2013 we incurred approximately $6.8 million related to the conversion of 17 gross (0.74 net) wells (195.6 MBOE) from proved undeveloped (“PUD”) reserves to proved developed reserves. We consider the amount to be reasonable and customary for the development of 0.74 net wells (approximately $9.2 million per 1.0 net well) in the Bakken/Three Forks area. Subject to Staff comments, in future filings, we will expand our disclosure to include a discussion of capital costs incurred in converting PUD reserves to proved developed status and will include a disclosure that is substantively consistent with the disclosure outlined in comment 2.

4.	We note your statement that you "...do not have any material amounts of proved undeveloped reserves that have remained undeveloped for five years or more."

Tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2013 are not expected to be developed within five years since your initial disclosure of these reserves. Given the general requirement to develop proved undeveloped locations within five years of initially claiming the reserves under Rule 4-10(a)(31)(ii) of Regulation S-X, we would like to understand the nature of any exceptions inherent in your estimates.

If any of your proved undeveloped reserves will take more than five years to develop since initial disclosure, please refer to question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), and advise us the circumstances that you believe justify a period longer than five years. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfiniguidance/ oilandgas-interp.htm.

Company’s Response:

The Company, as a publicly reporting Company, began conducting oil and gas operations in 2011, at which point it first publicly disclosed its proved undeveloped reserves. As such, there are no PUD reserves on the books for more than five years from initial booking. In accordance with Item 1203(d) of Regulation S-K, as of December 31, 2013, we have no PUD reserves that are scheduled for development beyond five years of initial booking. Subject to the Staff’s comments, we intend to include in our future filings a disclosure clarifying that we have no proved undeveloped reserves that have been on the books more than five years after the date they were initially booked.

Financial Statements

Supplemental Oil and Gas Information (Unaudited), page F-30

Oil and Natural Gas Reserve Data, page F-31

5.	Please expand your disclosure regarding changes in proved reserves for the periods ending December 31, 2012 and 2013 to provide an explanation for significant changes reflected in each line item within your reconciliation, other than production, to comply with FASB ASC paragraph 932-235-50-5.

Company’s Response:

The Company recognized significant additions in net quantities of its proved reserves relating to acquisitions, extensions, discoveries and other additions during the years ended December 31, 2012 and December 31, 2013. The Company’s increase in proved reserves during both of the years presented was primarily due to acquisitions, extensions, discoveries, and other additions related to drilling activity in and adjacent to our Bakken/Three Forks acreage. During that period, the Company’s net producing well count increased from 0.68 net wells at December 31, 2011 to 4.87 net wells at December 31, 2013. This rapid growth caused the Company’s proved reserves to grow significantly. As a percentage of total acquisitions, extensions, discoveries and other additions to proved reserves for the years ended December 31, 2013 and 2012, 83% and 84%, respectively, were to the Company’s proved undeveloped reserves.

The Company sold or swapped undeveloped acreage in 2013 that accounted for 519,119 BOE. This acreage was sold to diversify risk or because the proposed development of this acreage did not meet our return criteria.

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Division of Corporation Finance

During 2013, we had a negative revision of 328,374 BOE, or 14%, of our December 31, 2012 estimated proved reserves balance. The primary cause for these revisions was negative well performances. Within portions of our areas of operation, actual well results underperformed relative to the forecasts in our December 31, 2012 reserve report. The proved undeveloped forecasts in these areas have also been adjusted to reflect these well performances in our December 31, 2013 reserve report.

Subject to the Staff’s comments, and in accordance with FASB ASC Topic 932-235-50-5, the Company will enhance disclosure to that effect in future filings.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (952) 426-0333.

Sincerely,

/s/ James Moe

James Moe, Chief Financial Officer

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